SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on March 13, 2012

1.  Date, Time and Location: On March 13, 2012, at 5 p.m., by conference call, as expressly authorized by Article 21, 2nd Paragraph of the bylaws of the Company.

2.  Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3.  Composition of the Board: Chairman: Caio Racy Mattar. Secretary: Renata de Carvalho Fidale.

4.  Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions:

4.1.  Register the resignation, in the present date, of Mr. Alceu Duilio Calciolari, of the positions of Chief Financial Officer and Investor Relations Officer to which he was reelected on the Meeting of the Board of Directors held on December 22, 2011. Mr. Alceu Duilio Calciolari will remain as Chief Executive Officer of the Company.

4.2.  Nominate, as set forth in Article 26 of Company’s By-laws, as Chief Financial Officer and Investor Relations Officer, for the term of office up to the date of the Extraordinary Shareholders’ Meeting that will deliberate regarding the necessary amendments to the Company’s Bylaws for the implementation of the new organizational structure under study, to be proposed by the Management of the Company and aforesaid Extraordinary Shareholders’ Meeting is expected to be held, in first call, if reached the minimum legal quorum required, in the same date as the Annual General Shareholders’ Meeting of 2012, Mr. Andre Bergstein, Brazilian, married, electrical engineer, bearer of the Identity Card (RG) No. 04.368.099, issued by SSP/SP, and enrolled with the CPF/MF under No. 010.995.487-48, resident and domiciled in the City of São Paulo, State of São Paulo, with offices located at Avenida das Nações Unidas 8,501, 19th floor.

4.3.  Mr. Andre Bergstein will assume as Investor Relations Officer before the Comissão de Valores Mobiliários (CVM) and as the Responsible for the Company before the Secretaria da Receita Federal do Ministério da Fazenda, exercising such positions jointly with the remaining attributions of an Officer of the Company.

4.4.  The Officer elected, having filled the Term of Agreement of Officer (Termo de Anuência dos Administradores) as defined in the Listing Regulation of Novo Mercado (Regulamento de Listagem do Novo Mercado) of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros, will be invested in the position upon signature of the term of office in the appropriate registry, in which moment he will sign the clearance certificate as set forth in the law.

4.5.  Therefore, due to the deliberation above and pursuant to the meetings of the Board of Directors held on December 22, 2011 and February 17, 2012, the Executive Board will have the following members, for a term of office up to the date of the Extraordinary Shareholders’ Meeting that will deliberate regarding the necessary amendments to the Company’s Bylaws for the implementation of the new organizational structure under study, to be proposed by the Management of the Company and aforesaid Extraordinary Shareholders’ Meeting is expected to be held, in first call, if reached the minimum legal quorum required, in the same date as the Annual General Shareholders’ Meeting of 2012: (i) as Chief Executive Officer – Alceu Duilio Calciolari, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 12.207.071, SSP/SP, and enrolled with the CPF/MF under No. 031.716.238-11; (ii) as Chief Financial Officer and Investor Relations Officer – Andre Bergstein, qualified above; (iii) as Institutional Relations Officer – Odair Garcia Senra, Brazilian, widower, Civil Engineer, bearer of the Identity Card (RG) No. 3.259.126, and enrolled with the CPF/MF under No. 380.915.938-72; (iv) cumulating the positions of Real Estate Development Superintendent Officer, Superintendent Officer of Construction and Officer of Sales and Marketing – Sandro Rogério da Silva Gamba, Brazilian, married, civil engineer, bearer of the Identity Card (RG) No. 24.885.811-7, and enrolled with CPF/MF under No. 153.803.238-47; and (v) as Officer with no specific designation –Luiz Carlos Siciliano, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 05.688.896-9, and enrolled with CPF/MF under No. 789.622.427-53; all of them with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor. The remaining positions as officers of the Company shall remain unattended, to be determined in the future.

4.6.  Register that the end of services registered on the minutes of the meeting of the Board of Directors held on February 17, 2012, was due to exemption and not because of the reasons set forth in the referred minutes, observed the intention of the officer to be dedicated to personal projects and family.

5.  Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Caio Racy Mattar (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Wilson Amaral de Oliveira, Henri Philippe Reichstul, Guilherme Affonso Ferreira, Maria Letícia de Freitas Costa and Odair Garcia Senra.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer